122 North Camellia Grove
The Woodlands, Texas 77382

Thursday, July 07, 2005

Mr. Philip Sewell
Mr. Lincoln Parke
Jiaxin Consulting Group, Inc.
1234 Glen Drive
Vancouver, British Columbia
CANADA  V6A 3M9

RE:	Letter of Intent and Agreement

Dear Philip and Lincoln:

This letter is a follow up to our meeting on June 12th, 2005 in Vancouver and our telephone conference call of today, July 7th, 2005. With this Letter
(LOIA) Window Rock Capital Corporation (public stock symbol: NWMN) (WRCC) expresses its intent to engage in a reverse merger with Jiaxin Consulting Group, Inc. (JCGI), concerning a 50 hectare, $24 million USD (estimate) asset located in the Peoples Republic of China, in the vicinity of Guangzhou, Guangdong Province (hereinafter China asset) and JCGI and WRCC agree on general terms of the merger. WRCC, a publicly-traded company, will provide a subsidiary company, Mesa Resort Development Corporation (public stock symbol:
MRDV) (MRDV), which will also be publicly-traded.

Procedure and Structure
The structure we agree upon is where both WRCC and JCGI share in the benefits of our combined work and effort. We agree that the China asset will be placed in MRDV and MRDV will become a subsidiary of WRCC for a minimum two years beginning August 7, 2005. In exchange for placing the China asset in MRDV, WRCC agrees to issue to JCGI eighty percent (80%) of the common shares of MRDV, WRCC will maintain control of twenty percent (20%) of the common shares of MRDV.

WRCC has been in existence, under different names of course, for twenty years, since 1985 and it has been a public company since 1996, i.e., nine years. WRCC has a 15c211 and over 200 shareholders throughout the United States. It has traded on the OTCBB in the past and with a few filings can easily return there. MRDV has been in existence since March 2005 and it has in place a CUSIP number and a stock symbol. We agree that MRDV will become a subsidiary of WRCC for at least two years so that MRDV benefits from WRCCs 15c211 and shareholder base. In exchange for agreeing to place the asset in MRDV and to place MRDV in WRCC, WRCC agrees to issue the appropriate number of shares of WRCC to JCGI to equal thirty percent of issued and outstanding shares of WRCC as of August 7, 2005, this share issuance is also in exchange for JCGIs assistance in management. WRCC and JCGI agree that going forward from August 7, 2005, there will be dilution of each partys respective shareholdings.

We agree on the two year timeframe so that WRCC can obtain the funding required for the development of the China asset (i.e., a theme park, etc.). With this LOIA, WRCC and JCGI agree that WRCC will provide public market management, which includes investor relations, SEC filing management (attorneys, accountants and auditors), and most importantly funding.
As for management of the project itself, we agree that JCGI will be the operational management of MRDV. JCGI will make the decisions on how the project develops on the ground in China. However, WRCC will maintain an oversight position so that we can, in good faith, report to our shareholders concerning the progress in the development of the project. Mr. Henry Leon, whose background is attached to this letter, will be, for the most part, the eyes and ears of WRCC.

We agree that we will follow up this LOIA with other documents to implement this LOIA. Thank you for your attention to this matter. I can be reached on 1-832-225-1372.

Best regards,
WINDOW ROCK CAPITAL CORPORATION

Charles R. Shirley
Chairman and CEO

AGREED:
JIAXIN CONSULTING GROUP, INC.



Philip Sewell
CEO